Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
 W. R. Berkley Corporation:
We consent to the incorporation by reference in the registration statement on Form S-8 of W. R. Berkley Corporation of our reports dated February 23, 2018, with respect to the consolidated balance sheets of W. R. Berkley Corporation as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, the related notes and financial statement schedules II to IV (collectively the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of W. R. Berkley Corporation.
/s/ KPMG LLP
New York, New York
June 12, 2018